

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 20, 2006

Paul A. Smith
Controller and Senior Vice-President
Imperial Oil Limited
237 Fourth Avenue S.W.
Calgary, Alberta, Canada

> **Re:** **Imperial Oil Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 1, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **Filed May 4, 2006**
> **File No. 0-12014**

Dear Mr. Paul A. Smith:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements and Supplementary Data

Results of Operations, page 32

1.	We note your response to prior comment 23 indicating that you do not include costs of your incentive programs within the results of operations for oil and gas producing activities presented in accordance with paragraph 24 of SFAS 69.

Please tell us whether or not compensation to employees, which also receive incentive awards compensation, is included in exploration and production expenses as presented; quantify the incentive award expense attributed to these employees, if any. Additionally, please tell us your accounting policy of how you classify your stock based compensation in your consolidated statement of income. Refer to SAB Topic14F.

Net Proved Developed and Undeveloped Reserves, page 34

2.   We have reviewed your response to prior comment number five. Please expand your disclosure to define the term heavy oil. We note that you also refer to heavy oil as bitumen. Please also expand your disclosure to clarify, if true, that the heavy oil at Cold Lake represents bitumen.

3.   We have reviewed your responses to prior comment numbers eight and nine. As previously requested, please remove the subtotal of "Total before year end price/cost revisions" and include the effect of year end price/costs revisions within the applicable line item. Paragraph 11 of SFAS 69 requires disclosure of significant changes in proved reserves as of the beginning of a year compared to the end of the year. It also requires each significant change to be show separately with appropriate explanation. The beginning and ending balance of proved reserves is required to be calculated using the respective year-end price. SFAS 69 does not contemplate presentation of an end of year proved reserve subtotal that is calculated on a price that is not the year end price. As such, the presentation of that subtotal appears to represent the disclosure of a measure of reserves that is other than proved and is not permitted by Instruction 5 of Item 102 of Regulation S-K.

4.   We have reviewed your responses to prior comment numbers eight and nine. It is our understanding that the purpose of the disclosure required by paragraph 11 of SFAS 69 is to identify and explain the significant changes in the balance of proved reserves at the beginning of the year as compared to the end of the year. It is also our understanding that these beginning and ending year proved reserve quantities are required to be calculated using prices and costs as of the respective year-end dates. Please explain why it is appropriate to determine the revision and year end price/cost revisions line items using the same price assumptions used by management which do not appear to be the year end price/costs.

Auditor's Report, page F-2

5.   We have reviewed your response to prior comment number 13. Please provide us
        a copy of the audit report from your auditors for 2005 that removes the pages
        references.

Note 1 Summary of Significant Accounting Policies

Property, Plant and Equipment, page F-8

6.   We have reviewed your response to prior comment number 18. Please provide us
        with the disclosure that you intend to include in your Form 10-K.

Note 2 Business Segments, page F-11

7.   We note your response to prior comment 21 indicating that the operating
        segments disclosed in the notes of your financial statements are the same as those
        regularly reviewed by your chief operating decision maker. However, it is unclear
        whether these internal reviews of operating results of the natural resource
        segment also include componentized discrete operating results of specific
        activities within those segments.   For clarity, please confirm, if true, that your
        chief operating decision maker does not also regularly review discrete operating
        results of bitumen and tar sand operations in order to assess performance and
        allocate resources, or otherwise advise.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief